October 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      Kaskad Corp.

Registration Statement on Form S-1/A

Filed September 28, 2016

File No. 333-212891

Ladies and Gentlemen:

This letter sets forth the responses of Kaskad Corp. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 13, 2016.

General

1. Please revise your registration statement cover page to provide the name, address and telephone number for your agent for service. Refer to Form S-1. In that regard, we note that you removed such information in this amendment.

Answer: The requested information was provided.

Exhibit 99.1

2. Please remove from the form of subscription agreement the representation that an investor “agrees and acknowledges that it has read” all the information contained in the prospectus. Such representations are inappropriate.

Answer: The representation was removed.

Very Truly Yours,

Piotr Sibov,

President of Kaskad Corp.